Exhibit 1

Level 18, 275 Kent Street

Sydney, NSW, 2000

ASX

Release

12 October 2021

Notable items affecting Westpac’s Second Half 2021 (2H21) to reduce profit by $1.3bn

Westpac today announced that its reported net profit and cash earnings in 2H21 will be reduced by $1.3 billion (after tax) due to notable items. The notable items after tax include:

•	a $965m write-down of assets (goodwill, capitalised software and certain other assets) in Westpac Institutional Bank (WIB) following their annual impairment test;

•	additional provisions for customer refunds, payments, associated costs, and litigation provisions of $172m;

•	previously announced separation and transaction costs along with a deferred tax asset write-off related to the agreed sale of Westpac Life Insurance Services Limited (WLIS) of $267m1; and

•	other costs associated with the divestment of the Group’s Specialist Businesses of $24m.

These charges were partly offset by:

•	a gain on sale of Westpac General Insurance, $55m; and

•	a reversal of the previous write-downs associated with Westpac Pacific as the business is no longer held for sale, $54m.

In aggregate these items are estimated to reduce the Group’s CET1 capital ratio by around 15 basis points2, noting that the write-down of goodwill and capitalised software has no net impact on regulatory capital as they are already capital deductions.

Details of notable items in Second Half 2021 are in Appendix 1 and a summary of line item impacts is in Appendix 2. A more detailed breakdown of these notable items, including additional Non-interest income and Expense details, will be provided with our Full Year 2021 results.

Changes to information in Westpac’s 2021 Full Year Financial Results

In First Half 2021 we introduced a “Held for sale” designation for businesses under sale agreements. In Second Half 2021 the following businesses (previously in Held for sale) were sold and are not included in ‘Held for sale’ after their sale date:

•	Vendor Finance;
•	Westpac General Insurance; and
•	Westpac Lenders Mortgage Insurance.

In addition, Westpac Pacific is no longer in Held for sale following Westpac’s announcement on 22 September 2021 that the sale to Kina Securities Limited would no longer proceed.

 1 This compares to the post tax loss of c.$0.3bn for FY21 disclosed on 9/8/21. A further loss on sale is expected to be recorded in FY22 when the sale of WLIS is completed.

2 At June 30 2021.

Following announced sales through Second Half 2021, the following businesses will now be presented under the “Held for sale” designation:

•	Westpac Life Insurance Services Limited;

•	Westpac Life-NZ-Limited; and
•	Motor vehicle dealer finance and novated leasing.

In Section 5 of the Full Year 2021 Results we will expand our disclosure to outline the cash earnings contribution of businesses sold and currently Held for sale in Financial Year 2021.

There has been no change to our segment reporting.

We are scheduled to announce our Full Year 2021 results on Monday, 1 November 2021.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

Appendix 1 – Details of items affecting Westpac’s 2H21 Financial Results

Summary	2H21 Cash	Detail (pre tax)
earnings
(after tax)
Write-down of goodwill and other assets	$965m reduction

In our annual impairment test, the valuation of our WIB division did not support the carrying value of its assets (mostly intangibles). This was partly due to reducing risk in the division through the exit of energy trading, consolidating our Asian operations and reducing our correspondent banking relationships which have all impacted earnings. At the same time, medium term expectations of a prolonged low interest rate environment, subdued financial markets income and elevated compliance expenses have impacted WIB’s earnings outlook. This has resulted in a write-down of $1,156m for assets, which is processed through expenses. Assets written down include:

•      $487m of goodwill, which is all the goodwill in WIB;

•      $344m of capitalised software; and

•      $325m of other assets, mostly property leases.

Additional provisions for customer refunds payments, associated costs and litigation provisions	$172m reduction

The ongoing review of customer remediation, litigation and regulatory investigations has led to the following changes in provisions:

•      Revenue: a net benefit of $12m from the release of some provisions no longer required in Business partially offset by additional provisions in Westpac New Zealand; and

•     Expenses: $215m for additional expenses in our remediation programs and for litigation matters, including to resolve outstanding investigations should a regulator decide to bring civil penalty proceedings.

• Separate to the above, we are also reviewing premium increases on certain life insurance products issued by Westpac Life Insurance Services Limited (WLIS). This review relates to Product Disclosure Statements for life insurance products issued in the years 2010 to 2017. This is a complex review where the outcomes are currently uncertain. As such, customer remediation may be required in the future. There is also a risk that the outcomes of the review could impact the financial and/or capital position of WLIS.
Asset sales and revaluations	$182m reduction

•     Revenue benefitted by $189m, from the gain on sale of Westpac General Insurance and post sale adjustments mainly related to our Vendor Finance business, partly offset by a reduction relating to the sale of our shares in Coinbase Inc.

•      Expenses associated with asset sales and revaluations of $291m including costs related to the sale of WLIS and other divestment costs. These costs were partially offset by a $60m reversal of previous write-downs related to Westpac Pacific as the sale is not currently proceeding.

 •    Tax expense and Non-controlling interests (NCI) impacts of $140m related to gains on the above sales partly offset by tax benefits from transaction and separation costs deductibility.

Appendix 2 – Summary of 2H21 and FY21 notable items

2H21 ($m)	Consumer	Business	WIB	New Zealand (in $A)	Specialist Businesses	Group Businesses	Total
Net interest income	3	103	-	(32)	(18)	-	56
Non-interest income	-	-	-	(6)	198	(47)	145
Operating expenses	(30)	(19)	(1,156)	(17)	(304)	(76)	(1,602)
Core earnings	(27)	84	(1,156)	(55)	(124)	(123)	(1,401)
Income tax benefit/(expense)	3	(29)	191	13	(115)	23	86
NCI	-	-	-	-	(4)	-	(4)
Cash earnings	(24)	55	(965)	(42)	(243)	(100)	(1,319)

2H21 ($m)	Provisions for refunds, payments, costs & litigation	Write-down of goodwill and other assets	Asset sales / revaluations	Total
Net interest income	60	-	(4)	56
Non-interest income	(48)	-	193	145
Operating expenses	(215)	(1,156)	(231)	(1,602)
Core earnings	(203)	(1,156)	(42)	(1,401)
Income tax benefit/(expense)	31	191	(136)	86
NCI	-	-	(4)	(4)
Cash earnings	(172)	(965)	(182)	(1,319)

FY21 ($m)	Consumer	Business	WIB	New Zealand (in $A)	Specialist Businesses	Group Businesses	Total
Net interest income	3	177	-	(35)	(18)	-	127
Non-interest income	(3)	1	-	(11)	199	331	517
Operating expenses	(136)	(59)	(1,193)	(23)	(640)	(296)	(2,347)
Core earnings	(136)	119	(1,193)	(69)	(459)	35	(1,703)
Income tax benefit/ (expense)	36	(39)	202	17	(84)	(28)	104
NCI	-	-	-	-	3	(5)	(2)
Cash earnings	(100)	80	(991)	(52)	(540)	2	(1,601)

FY21 ($m)	Provisions for refunds, payments, costs & litigation	Write-down of goodwill and other assets	Asset sales / revaluations	Total
Net interest income	131	-	(4)	127
Non-interest income	(247)	-	764	517
Operating expenses	(471)	(1,405)	(471)	(2,347)
Core earnings	(587)	(1,405)	289	(1,703)
Income tax benefit/(expense)	139	241	(276)	104
NCI	-	-	(2)	(2)
Cash earnings	(448)	(1,164)	11	(1,601)